RMS

SECU

17005946

ANN

SEC Mail Processing Section

FEB 28 2017

Washington DC
414

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41742

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NewCap Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5777 W. Century Blvd., Suite 1135
(No. and Street)

Los Angeles (City), CA (State) 90045 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas W. Turney 310-645-7900 x22
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Corby & Corby
(Name – *if individual, state last, first, middle name*)

2811 Wilshire Blvd, Suite 570, Santa Monica, CA 91403
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas W. Turney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Cap Partners, Inc, as of 12-31-, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Principal
Title

Notary Public

PLEASE SEE ATTACHED NOTARIAL CERTIFICATE

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWCAP PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash and cash in trust account – Note 2	$ 241,362
Accounts receivable - Note 1	10,342
Prepaid expenses	1,693
Marketable securities - Note 3	1,065
Property and equipment - at cost, less accumulated depreciation - Note 1 and 4	4,905
Deposits	3,021
	$ 262,388

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable		1,239
Payroll taxes payable		252
Accrued salaries		35,805
Franchise tax payable		2,060
		39,356
COMMITMENTS AND CONTINGENCIES - Note 6		
STOCKHOLDERS' EQUITY		
Common stock	-no par value	600,646
Authorized	-100,000,000 shares	
Outstanding	-6,312,589 shares – Note 9	
Retained earnings (deficit)		(359,279)
Accumulated other comprehensive income		
Unrealized holding gain (loss) on securities - Note 3		(18,335)
Total Stockholders' Equity		223,032
		$ 262,388

See accompanying notes to financial statements

NEWCAP PARTNERS INC.
PRIVATE INVESTMENT BANKERS

Annual Compliance and Supervision Certification

The undersigned is the Chief Executive Officer of NewCap Partners, Inc. (the "Member"). As required by FINRA Rule 3130, the undersigned makes the following certification as of December 31, 2016:

1. **The Member has in place processes to:**

   (a) establish, maintain and review policies and procedures reasonably designed to achieve compliance with applicable FINRA rules, MSRB rules and federal securities laws and regulations;

   (b) modify such policies and procedures as business, regulatory and legislative changes and events dictate; and

   (c) test the effectiveness of such policies and procedures on a periodic basis, the timing and extent of which is reasonably designed to ensure continuing compliance with FINRA rules, MSRB rules and federal securities laws and regulations.

2. **The undersigned chief executive officer has conducted one or more meetings with the chief compliance officer in the preceding 12 months, the subject of which satisfy the obligations set forth in FINRA Rule 3130.**

3. **The Member's processes, with respect to paragraph 1 above, are evidenced in a report reviewed by the chief executive officer, chief compliance officer and such other officers as the Member may deem necessary to make this certification, and submitted to the Member's board of directors.**

4. **The undersigned chief executive officer has consulted with the chief compliance officer and other officers as applicable (referenced in paragraph 2 above) and such other employees, outside consultants, lawyers and accountants to the extent deemed appropriate in order to attest to the statements made in this certification.**

By____________________
Thomas W. Turney
Chief Executive Officer
February 25, 2017

NEWCAP PARTNERS INC.
PRIVATE INVESTMENT BANKERS

Exemption Report

The undersigned is the Chief Executive Officer of NewCap Partners, Inc. (the "Member").

1. Pursuant to SEC Rule 17a-5, the Member hereby claims an exemption from SEC Rule 15-c3-3 of the Securities and Exchange Act of 1934 based upon the provisions set forth in paragraph (k)(2)(i) of such rule.

2. The undersigned chief executive officer represents that the Member has met the exemption provisions throughout the fiscal year ending December 31, 2016 without exception.

By____________________
Thomas W. Turney
Chief Executive Officer
February 25, 2017

5777 WEST CENTURY BOULEVARD, SUITE 1135 □ LOS ANGELES, CALIFORNIA 90045
TEL: 310-645-7900 □ FAX: 310-215-025
LOS ANGELES □ SILICON VALLEY □ ORANGE COUNTY

Corby and Corby
AN ACCOUNTANCY CORPORATION

2811 WILSHIRE BLVD.
SUITE 570
SANTA MONICA, CA 90403
(310) 829-0074
(310) 829-3854 FAX

THOMAS B. CORBY, CPA
RANDOLPH P. CORBY, CPA

Report of Independent Registered Public Accounting Firm

SEC
Mail Processing
Section
FEB 28 2017
Washington DC
414

Board of Directors
NewCap Partners, Inc.
5777 West Century Blvd.
Suite 1135
Los Angeles, Ca 90045

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) NewCap Partners, Inc. identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which NewCap Partners, Inc. claimed an exemption from 17 C.F.R. Section 240.15c3-3(k): (2)(i), (the "exemptive provisions") and (2) NewCap Partners, Inc. stated that NewCap Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. NewCap Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NewCap Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CORBY AND CORBY
An Accountancy Corporation

Santa Monica, California
February 25, 2017

Corby and Corby
AN ACCOUNTANCY CORPORATION

2811 WILSHIRE BLVD.
SUITE 570
SANTA MONICA, CA 90403
(310) 829-0074
(310) 829-3854 FAX

THOMAS B. CORBY, CPA
RANDOLPH P. CORBY, CPA

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
NewCap Partners, Inc.
5777 West Century Blvd
Suite 1135
Los Angeles, CA 90045

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by NewCap Partners, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Other Designated Examining Authority or Other Specified Parties , solely to assist you and the other specified parties in evaluating NewCap Partner, Inc.'s compliance with the applicable instructions of Form SIPC-7. NewCap Partners, Inc.'s management is responsible for NewCap Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (General Ledger Check Register Report), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers for listed deductions; analysis of service revenue by the type of service rendered, including revenue from asset sales and advisory fees, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences since there was no overpayment to apply.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Corby and Corby
Santa Monica, Ca
February 25, 2017